Exhibit 16.1

February 26, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of CarLotz, Inc. included under Item 4.01 of its Form 8-K dated February 26, 2021. We agree with the statements concerning our Firm under Item 4.01, in which we were informed on February 22, 2021, of our dismissal following completion of (i) the audit of Acamar Partners Acquisition Corp. financial statements for the year ended December 31, 2020, which consists only of the accounts of the pre-Business Combination special purpose acquisition company and (ii) the filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020. We are not in a position to agree or disagree with other statements contained therein.

/s/ WithumSmith+Brown, PC

New York, New York

cc:	Ms. Kim Sheehy
Audit Chair
CarLotz, Inc.